Exhibit 11
Computation of Per-Share Earnings
Milacron Inc. and Subsidiaries
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands, except per-share amounts)	2005	2004(a)	2005	2004 (a)

Loss from continuing operations	$(4,351)	$(27,971)	$(13,446)	$(43,964)
Loss from discontinued operations	590	125	592	(477)

Net loss	(3,761)	(27,846)	(12,854)	(44,441)
Less preferred dividends	(1,500)	(60)	(3,060)	(120)

Net loss applicable to common shareholders	$(5,261)	$(27,906)	$(15,914)	$(44,561)

Basic loss per share:
Weighted-average common shares outstanding (a)	47,600	46,476	47,560	41,705

Per-share amount:
Continuing operations	$(.12)	$(.60)	$(.34)	$(1.06)
Discontinued operations	.01	—	.01	(.01)

Net loss	$(.11)	$(.60)	$(.33)	$(1.07)

Diluted loss per share:
Weighted-average common shares outstanding (b)	47,600	46,476	47,560	41,705

Per-share amount:
Continuing operations	$(.12)	$(.60)	$(.34)	$(1.06)
Discontinued operations	.01	—	.01	(.01)

Net loss	$(.11)	$(.60)	$(.33)	$(1.07)

(a)	The numbers of shares used to compute loss per common shares for 2004 have been restated to reflect the effects of a “bonus element” inherent in a rights offering that was completed in the fourth quarter of that year.

(b)	The 57.1 million common shares into which the 6% Series B Convertible Preferred Stock is convertible and potentially dilutive restricted shares are excluded because their inclusion would result in a smaller loss per common share.

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